Highland Transcend Partners I Corp.

777 Arthur Godfrey Road, Unit 202

Miami Beach, FL 33140

January 24, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Cara Wirth Mara Ransom Scott Stringer Adam Phippen
Re:	Highland Transcend Partners I Corp. Registration Statement on Form S-4 File No. 333-260452

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Highland Transcend Partners I Corp., a Cayman Islands exempted company (the “Registrant”), hereby requests acceleration of effectiveness of its registration statement on Form S-4 (File No. 333-260452), as amended, to 4:00 p.m. Eastern Time on January 25, 2021, or as soon as practicable thereafter.

The Registrant hereby authorizes Derek J. Dostal of Davis Polk & Wardwell LLP to orally modify or withdraw this request for acceleration.

Please contact Derek J. Dostal of Davis Polk & Wardwell LLP at (212) 450-4322 or derek.dostal@davispolk.com with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Very truly yours,

/s/ Ian Friedman

Ian Friedman, Chief Executive Officer, Highland Transcend Partners I Corp.

cc	Derek J. Dostal, Davis Polk & Wardwell LLP Michael Davis, Davis Polk & Wardwell LLP Lee Hochbaum, Davis Polk & Wardwell LLP